

8x8 Announces First Quarter Fiscal 2007 Results

Revenues Double Compared to Same Period Last Year; Quarterly Net Loss Narrows 14%

SANTA CLARA, Calif., -- July 27, 2006, -- 8x8, Inc. (NASDAQ:EGHT), provider of Packet8 broadband Voice over Internet Protocol (VoIP) and videophone communications services, today announced financial results for its first quarter ended June 30, 2006.

Total revenues for the first quarter of fiscal 2007 increased 19% to $12.3 million compared to $10.3 million for the previous quarter, and 104% compared to $6 million for the same period of fiscal 2006. The net loss for the quarter was $5.7 million, or ($0.09) per share, compared to a net loss of $6.6 million, or ($0.11) per share for the previous quarter and $5.1 million or ($0.10) per share for the same period last year.

The net loss, which improved by 14% from the previous quarter, includes approximately $663,000 of employee stock-based compensation expense due to the adoption of Statement of Financial Accounting Standards No. 123(R) (or FAS 123R). FAS 123R requires companies to reflect an expense on their income statement relating to the value of equity compensation grants, which for 8x8 consists primarily of stock option grants made to employees. 8x8 has previously reflected this information in a footnote to its financial statements, not within its income statement results. Excluding the impact of stock option expenses, the first quarter non-GAAP net loss was $5.1 million, a 24% improvement over the previous quarter.

As of June 30, 2006, the Company had approximately 151,000 activated Packet8 subscriber lines in service as compared to approximately 133,000 on March 31, 2006. At the end of the first quarter of fiscal 2007, 8x8's balance sheet, including cash and cash equivalents, short-term and long-term investments, totaled $17.8 million.

"8x8 continues to improve its fundamentals and remains focused on achieving profitability, increasing revenues and expanding Packet8 service offerings to both residential and small business customers," said Bryan R. Martin, 8x8's Chairman & CEO. "Packet8 revenues have set new records for ten consecutive quarters while the Company has continued to focus on controlling operating expenditures and managing customer acquisition costs. The increased marketing focus on the Packet8 Virtual Office small business VoIP phone service, which now represents 19% of total subscriber lines and 23% of quarterly new line sales, has been instrumental in overall gross margin and bottom line improvements. Packet8 gross margins for the June quarter improved to an all-time high of 37%, up from 33% in the fourth fiscal quarter of last year and 21% in the third fiscal quarter of last year."

"Additional accomplishments during the quarter included the successful implementation of a new Customer Relationship Management system for improved scalability as well as significant reductions in our operating and telecom expenses," Martin continued. "Going forward, 8x8's priorities remain fixed on further improving gross margins, enhancing the Packet8 service with outstanding quality and differentiated features, and providing excellent customer support and service."

8x8 also announced that it has named acting CFO, vice president of finance and secretary, Dan Weirich, to these posts permanently.

About 8x8, Inc.

8x8, Inc. offers the Packet8 (http://www.packet8.net/) VoIP (voice over internet protocol) telephone and videophone communications service and the Packet8 Virtual Office service. For additional company information, visit 8x8's web site at http://www.8x8.com/.

Non-GAAP Financial Measures

In addition to reporting our preliminary estimate of financial results in accordance with generally accepted accounting principles, or GAAP, we are also providing with this press release non-GAAP net income information. In preparing our non-GAAP information, we have excluded, where applicable, stock compensation (a non-cash charge). Because of the non-cash nature of these charges, we believe that excluding them provides both management and investors with additional insight into our current operations, the trends affecting the Company and the Company's marketplace performance. In particular, management finds it useful to exclude the non-cash charges in order to more readily correlate the Company's operating activities with the Company's ability to generate cash from operations. Accordingly, management uses these non-GAAP measures, along with the comparable GAAP information, in evaluating our historical performance and in planning our future business activities. The additional non-GAAP financial information we present should be considered in conjunction with, and not as a substitute for, our financial information presented in accordance with GAAP.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements relating to demand for our Packet8 service and our ability to successfully introduce and support new features and products for our Packet8 service. Investors are cautioned that these statements involve risks and uncertainties, and actual results could be materially different from those discussed in this news release. These risks include the risk that demand for our Packet8 products may be less than we anticipated or that we may not be able to introduce and support new features or products at all. Further information on factors that could affect the actual results of 8x8, Inc. are included in 8x8, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2006, which is on file with the Securities and Exchange Commission. 8x8 does not assume any obligation to revise or update any forward-looking statements contained in this press release that become untrue because of subsequent events.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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MEDIA RELATIONS CONTACT:
Joan Citelli
JCitelli@8x8.com
(408) 687-4320

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended June 30,			
		2006		2005
Service revenues	$	10,115	$	4,996
Product revenues		2,156		1,009
Total revenues		12,271		6,005
Operating expenses:				
Cost of service revenues (1)		4,762		2,069
Cost of product revenues (1)		2,928		2,105
Research and development (1)		1,360		1,324
Selling, general and administrative (1)		9,205		5,865
Total operating expenses		18,255		11,363
Loss from operations		(5,984)		(5,358)
Other income, net		243		222
Net loss	$	(5,741)	$	(5,136)
Net loss per share:				
Basic and diluted	$	(0.09)	$	(0.10)
Weighted average number of shares:				
Basic and diluted		61,138		53,823

(1) Effective April 1, 2006, 8x8, Inc. adopted FAS 123(R), "Share-Based Payment," and uses the modified prospective method to value its share-based payments. Accordingly, for the three months ended June 30, 2006, stock compensation was accounted for under FAS 123(R) while for the three months ended June 30, 2005, stock compensation was accounted for under APB 25, "Accounting for Stock Issued to Employees." The amounts in the tables above include stock compensation as follows:

Cost of service revenues	$	42	$	-
Cost of product revenues		6		-
Research and development		188		-
Selling, general and administrative		427		-
Total stock compensation	$	663	$	-

8x8, Inc.
NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

		Three Months Ended June 30,		
		2006		**2005**
GAAP net loss to non-GAAP net loss reconciliation:				
GAAP net loss ………………………………………………	$	(5,741)	$	(5,136)
Stock compensation (1) …………………………………..		663		-
Non-GAAP net loss ……………………………………..	$	(5,078)	$	(5,136)
Net loss per share:				
Basic and diluted………………………………………….	$	(0.08)	$	(0.10)
Weighted average number of shares:				
Basic and diluted……………………………………………		61,138		53,823

(1) Effective April 1, 2006, 8x8, Inc. adopted FAS 123(R), "Share-Based Payment," and uses the modified prospective method to value its share-based payments. Accordingly, for the three months ended June 30, 2006, stock compensation was accounted for under FAS 123(R) while for the three months ended June 30, 2005, stock compensation was accounted for under APB 25, "Accounting for Stock Issued to Employees."

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	June 30, 2006	March 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 6,090	$ 6,259
Short-term investments	9,730	12,726
Accounts receivable, net	792	776
Inventory	2,685	1,738
Other current assets	1,477	2,316
Total current assets	20,774	23,815
Long-term investments	1,986	3,972
Property and equipment, net	3,230	3,071
Other assets	260	262
	$ 26,250	$ 31,120
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 4,933	$ 4,907
Accrued compensation	922	937
Accrued warranty	329	301
Deferred revenue	2,139	2,493
Other accrued liabilities	2,837	2,319
Total current liabilities	11,160	10,957
Other liabilities	72	70
Total stockholders' equity	15,018	20,093
	$ 26,250	$ 31,120